UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Payoneer Global Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

70451X104

(CUSIP Number)

Frederic D. Fenton

c/o TCV

250 Middlefield Road

Menlo Park, California 94025

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70451X104	13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VIII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 34,197,116 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 34,197,116 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,197,116 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.6% (A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 32,399,169 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 32,399,169 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,399,169 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS: TCV VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 24,327,775 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 24,327,775 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,327,775 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS: TCV VIII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,560,434 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 6,560,434 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,560,434 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 6 of 10

1	NAMES OF REPORTING PERSONS: TCV VIII (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,510,960 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 1,510,960 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,510,960 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 7 of 10

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,797,947 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 1,797,947 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,797,947 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.5% (A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 8 of 10

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on July 6, 2021 (as amended from time to time, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

Item 1 of the Schedule 13D is amended as follows:

The Company’s principal executive offices are located at 195 Broadway, 27th floor, New York, New York 10007.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is amended as follows:

In addition to the Per Share Stock Consideration paid at the Closing, the TCV Entities will be entitled to receive up to an additional 2,444,438 earn-out shares from the Company, issuable in shares of Common Stock as provided in the Reorganization Agreement, if the price of the Common Stock exceeds certain thresholds during the 60-month period following the Closing Date.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented as follows:

On November 11, 2024, certain of the Reporting Persons sold an aggregate of 7,500,000 shares of Common Stock as follows: TCV VIII, L.P. sold 5,337,335 shares, TCV VIII (A), L.P. sold 1,439,310 shares, TCV VIII (B), L.P. sold 331,491 shares and TCV Member Fund, L.P. sold 391,864 shares, in each case, at a price per share of $10.32 pursuant to Rule 144 under the Securities Act of 1933, as amended, with a broker-dealer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is amended as follows:

(a), (b). The responses of the Reporting persons to Rows (7) through (13) of the cover pages of this Schedule 13D as of November 11, 2024, are incorporated herein by reference. As of November 13, 2024, the Reporting Persons beneficially owned directly and/or indirectly the following shares of Common Stock:

Name of Reporting Person	Shares of Common Stock	Percentage of Common Stock(1)
Technology Crossover Management VIII, Ltd.	34,197,116	9.6%
Technology Crossover Management VIII, L.P.	32,399,169	9.1%
TCV VIII, L.P.	24,327,775	6.8%
TCV VIII (A), L.P.	6,560,434	1.8%
TCV VIII (B), L.P.	1,510,960	0.4%
TCV Member Fund, L.P.	1,797,947	0.5%

(1) The information shown in the table with respect to the percentage of Common Stock beneficially owned is based on 356,613,483 shares of Common Stock outstanding as of October 30, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed by the Company with the Securities and Exchange Commission on November 5, 2024.

Excluded from beneficial ownership is the contingent right to earn-out shares.

Each of the TCV Entities has the sole power to dispose or direct the disposition of the shares of Common Stock that it holds directly and has the sole power to vote or direct the vote of such shares.

Management VIII, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV Entities and have the sole power to direct the vote of such shares of Common Stock. TCM VIII, as the direct general partner of the TCV VIII Funds, may also be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by the TCV VIII Funds and have the sole power to direct the vote of such shares of Common Stock. Each of Management VIII and TCM VIII disclaims beneficial ownership of the shares of Common Stock owned by the TCV Entities, except to the extent of their respective pecuniary interest therein.

CUSIP No. 70451X104	13D	Page 9 of 10

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)—(b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e). Not applicable.

CUSIP No. 70451X104	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

Technology Crossover Management VIII, Ltd.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

Technology Crossover Management VIII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VIII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VIII (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VIII (B), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV Member Fund, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory